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                                                   ----------------------------
                        UNITED STATES             |        OMB APPROVAL        |
              SECURITIES AND EXCHANGE COMMISSION   ----------------------------
                   Washington, D.C. 20549         | OMB Number: 3235-0145      |
                                                  | Expires: December 31, 1997 |
                       SCHEDULE 13G               | Estimated average burden   |
                                                  | hours per response...14.90 |
                                                   ----------------------------

   INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
                   (AMENDMENT NO. 2)*

              Molecular Devices Corporation
                    (Name of Issuer)

                        Common
              (Title of Class of Securities)

                       60851C107
                     (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 1 OF 5 PAGES

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CUSIP NO. 60851C107                  13G                     PAGE 2 OF 8 PAGES

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE      PERSONS

     Harden H. McConnell, Ph.D
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
NUMBER OF SHARES              (5) SOLE VOTING POWER
 BENEFICIALLY                            11,055
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                            616,720
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                         11,055
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                        616,720
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          627,775
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.7%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                           PAGE 2 OF 5 PAGES
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ITEM 1.
      (a)  Name of Issuer:

                     Molecular Devices Corporation


      (b)  Address of Issuer's Principal Executive Offices:

                     1311 Orleans Drive, Sunnyvale, California


ITEM 2.

      (a)  Name of Person Filing

                     Harden H. McConnell


      (b)  Address of Principal Business Office or, if None, Residence:

                     Department of Chemistry
                     MUDD Bldg, Mail Code 5080
                     Stanford University
                     Stanford, CA  94305


      (c)  Citizenship:

                    United States


      (d)  Title of Class of Securities:

                    Common


      (e)  Cusip Number:

                    60851C107


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4.  OWNERSHIP

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

    (a) Amount Beneficially Owned:

                                    627,775

    (b) Percent of Class:

                                     6.7%

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:

                                    11,055 *

         (ii) shared power to vote or to direct the vote:

                                   616,720 **

        (iii) sole power to dispose or to direct the disposition of:

                                    11,055 *

         (iv) shared power to dispose or to direct the disposition of:

                                    616,720 **



* Includes 11,055 shares that may be acquired within 60 days after December 31, 1997 pursuant to outstanding stock options.

** 596,720 Shares held by Harden M. McConnell and Sophia G. McConnell Trust, of which Dr. McConnell is a co-trustee. 20,000 Shares held by McConnell Family Limited Partnership, of which Dr. McConnell is a co-trustee.


                              PAGE 3 OF 5 PAGES

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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

               Not applicable.


ITEM 10. CERTIFICATION

               Not applicable.


                              PAGE 4 OF 5 PAGES

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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 10, 1998
                              ----------------------------------------
                              Date


                              /s/ Harden H. McConnell
                              ----------------------------------------
                              Signature


                              Harden H. McConnell
                              ----------------------------------------
                              Name/Title


                              PAGE 5 OF 5 PAGES